SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2009
Commission File Number: 001-15006
PETROCHINA COMPANY LIMITED
9 Dongzhimen North Street, Dongcheng District
Beijing, The People’s Republic of China, 100007
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBITS
SIGNATURE
EX-99.1
EX-99.2

EXHIBITS
Exhibit Number

99.1	Announcement dated May 24, 2009 relating to the conditional sale and purchase agreement between PetroChina International (Singapore) Pte. Ltd. and Keppel Oil and Gas Services Pte. Ltd. for the purchase and sale of shares in the issued and paid up capital of Singapore Petroleum Company Limited.
99.2	Press release dated May 24, 2009 relating to the acquisition by PetroChina International (Singapore) Pte. Ltd. of Keppel Oil and Gas Services Pte. Ltd.’s entire stake in Singapore Petroleum Company Limited.
FORWARD-LOOKING STATEMENTS
     This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors.
     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.
     You should not place undue reliance on any of these forward-looking statements.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: May 26, 2009	By:	/s/ Li Huaiqi
	Name:	Li Huaiqi
	Title:	Company Secretary